                                  EXHIBIT 7.2:

                         FINANCIAL STATEMENTS REQUIRED
                                UNDER ITEM 7(B).

                                 INTRODUCTION

THE NONWOVENS TRANSACTIONS

  On January 29, 1998, DT Acquisition Inc. ("DT Acquisition"), a special purpose subsidiary of Polymer Group, Inc. (the "Company"), consummated the Nonwovens Acquisition and the Nonwovens Acquisition Refinancing (each as defined below). The Nonwovens Acquisition and Nonwovens Acquisition Refinancing are collectively referred to as the "Nonwovens Transactions."

The Nonwovens Acquisition

  On December 19, 1997, pursuant to the terms of its Offer to Purchase dated October 29, 1997, as amended (the "Dominion Tender Offer"), DT Acquisition completed the purchase of 98% of the outstanding Common Shares of Dominion Textile Inc. ("Dominion") for Cdn$14.50 per share and 96% of the outstanding First Preferred Shares of Dominion for Cdn$150 per share. On December 29, 1997, DT Acquisition acquired an additional 331,207 Common Shares. The Company had previously announced that it had entered into a Purchase Agreement, dated October 27, 1997, with Galey & Lord, Incorporated ("Galey") to sell the denim and career wear business of Dominion (the "Apparel Fabrics Business") to Galey following the consummation of the Dominion Tender Offer. The Dominion Tender Offer was financed with $215 million of borrowings under DT Acquisition's $600 million senior secured credit facilities, and subordinated advances of $141 million, $69 million and $25 million by Galey, ZB Holdings, and the Company, respectively. ZB Holdings is a wholly-owned subsidiary of InterTech, an affiliate of the Company wholly-owned by Jerry Zucker and James G. Boyd.

  On January 29, 1998, DT Acquisition acquired the remaining Common Shares and First Preferred Shares of Dominion in a compulsory acquisition effectuated pursuant to section 206 of the Canada Business Corporation Act, and acquired all outstanding Second Preferred Shares pursuant to a notice of redemption issued December 29, 1997. Dominion then underwent a "winding up" pursuant to which all assets of Dominion were transferred to DT Acquisition, all liabilities of Dominion were assumed by DT Acquisition and all of the outstanding Common Shares and First Preferred Shares held by DT Acquisition were redeemed. Pursuant to the 2003 Tender Offer and the 2006 Tender Offer (each as defined below), Dominion Textile (USA) Inc. ("DT USA"), a wholly-owned subsidiary of Dominion and the issuer of the 2003 Notes and the 2006 Notes (each as defined below), accepted for purchase all 2003 Notes and 2006 Notes validly tendered and not revoked. Immediately thereafter, the Apparel Fabrics Business was sold to Galey for approximately $464.5 million, including related fees and expenses, and the Company acquired (the "Nonwovens Acquisition") the assets and liabilities of Dominion that comprised the nonwovens and industrial fabrics operations (the "Nonwovens Business"). The Company borrowed approximately $326.6 million under the Amended Credit Facility (as defined below) to finance the Nonwovens Acquisition, for which it paid a gross price of approximately $351.6 million, including related fees and expenses. In connection with the sale of the Apparel Fabrics Business and the Nonwovens Business, DT Acquisition repaid the subordinated advances from Galey, ZB Holdings and the Company in full.

  The primary operations of the Nonwovens Business are conducted through Poly-Bond Inc., Nordlys S.A., DIFCO Inc. (formerly a division of Dominion), Geca-Tapes B.V. and Dominion Nonwovens Sudamerica S.A. ("DNS"). Poly-Bond, based in Waynesboro, Virginia, is a leading manufacturer of spunbond and spunmelt composite nonwovens used in disposable diapers, adult incontinence and feminine hygiene products. Nordlys, based in Bailleul, France, manufactures dry-laid nonwovens for industrial applications such as cable wrap, liquid filtration, medical end-uses, and electrical insulation. DIFCO, based in Magog, Quebec, produces custom designed technical fabrics. Geca-Tapes, based in Tilburg, Netherlands, manufactures nonwovens products for industrial applications such as cable wrap and liquid filtration media. DNS, a joint venture with the Sauler Group, produces spunbond and spunmelt nonwovens to serve hygiene markets in countries that are participants in the Mercosur free trade agreement.

The Nonwovens Acquisition Refinancing

  On January 29, 1998, in connection with the Nonwovens Acquisition, the Company amended its Credit Facility (as defined below) with The Chase Manhattan Bank ("Chase Bank") to provide for a $125.0 million secured term loan and to modify certain terms of the revolving portion of the Credit Facility. The Amended

Credit Facility provides for revolving credit facilities with an aggregate commitment of up to $325.0 million. All indebtedness under the Amended Credit Facility is guaranteed on a joint and several basis by each of the Company's direct and indirect domestic subsidiaries. All indebtedness and related guarantees under the Amended Credit Facility are secured by (i) a lien on substantially all of the assets of the Company and its domestic subsidiaries,
(ii) a pledge of all or a portion of the stock of the domestic subsidiaries of the Company and of certain non-domestic subsidiaries of the Company, (iii) a lien on substantially all of the assets of direct foreign borrowers (to secure direct borrowings by such borrowers), and (iv) a pledge of secured intercompany notes issued to the Company or one of its subsidiaries by certain non-domestic subsidiaries.

  Concurrent with the sale of the Apparel Fabrics Business, and pursuant to the 2003 Tender Offer and 2006 Tender Offer, DT USA purchased approximately $145.6 million of its $150.0 million outstanding 2003 Notes and approximately $124.5 million of its $125.0 million outstanding 2006 Notes. Pursuant to both the 2003 Tender Offer and the 2006 Tender Offer, DT USA received the requisite consents from tendering holders to amend the indentures under which the 2003 Notes and the 2006 Notes were issued and paid a consent fee to holders who tendered their notes and delivered consents prior to the expiration of the consent solicitations.

  The Company's amendment to the Credit Facility resulting in the Amended Credit Facility and repurchase of the 2003 Notes and 2006 Notes pursuant to the 2003 Tender Offer and 2006 Tender Offer (described more fully below) are collectively referred to as the "Nonwovens Acquisition Refinancing."

2003 Tender Offer and 2006 Tender Offer

  On November 1, 1993, DT USA, a subsidiary of Dominion, issued $150.0 million of 8 7/8% Guaranteed Senior Notes due 2003 (the "2003 Notes") pursuant to an indenture, dated as of November 1, 1993, among DT USA, Dominion, as the Parent Guarantor, and First Union National Bank, as successor trustee (the "2003 Notes Indenture"). On April 1, 1996, DT USA issued an additional $125.0 million of 9 1/4% Guaranteed Senior Notes due 2006 (the "2006 Notes") pursuant to an indenture, dated as of April 1, 1996, among DT USA, Dominion and First Union National Bank, as successor trustee (the "2006 Notes Indenture"). Both the 2003 Notes and 2006 Notes are senior indebtedness of DT USA and are guaranteed on a joint and several basis by DT USA and Dominion.

  On December 23, 1997, following the initial take-up of Dominion shares by DT Acquisition in the Dominion Tender Offer, DT USA made tender offers to purchase any and all outstanding 2003 Notes and 2006 Notes (the "2003 Tender Offer" and "2006 Tender Offer," respectively), and solicited consents to certain proposed amendments to the 2003 Notes Indenture and 2006 Notes Indenture. The tender of notes in the 2003 Tender Offer and 2006 Tender Offer was contingent upon such holder's consent to the proposed amendments to the 2003 Notes Indenture and the 2006 Notes Indenture, until, in each case, such time that the requisite number of consents to approve the proposed amendments had been obtained and a supplemental indenture relating thereto had been executed. The proposed amendments eliminated substantially all of the protective covenants in each of the 2003 Notes Indenture and the 2006 Notes Indenture.

  The total consideration offered for each validly tendered 2003 Note and properly delivered consent was $1,065.32, which was equal to the present value of $1,043.75 (the amount for which each 2003 Note could be repurchased at November 1, 1998, its earliest call date) and any interest payments due from the payment date to such call date, discounted using the yield rate of a chosen reference security plus a fixed spread. The total consideration offered for each validly tendered 2006 Note and properly delivered consent was $1,138.50, which was equal to the present value of $1,046.25 (the amount for which each 2003 Note could be repurchased at April 1, 2001, its earliest call date), and any interest payments due from the payment date to such call date, discounted using the yield rate of a chosen reference security plus a fixed spread. Holders who tendered in the 2003 Tender Offer and the 2006 Tender Offer prior to each respective expiration date for consents also received a consent payment equal to 1% of the outstanding principal amount of notes tendered (included in the total consideration described above).

  On January 16, 1998, DT USA made a separate, unconditional offer to purchase any and all outstanding 2003 Notes at a price equal to 101% of their aggregate principal amount (the "Change of Control Offer"). The Change of Control Offer was made solely for the purpose of satisfying certain provisions of the 2003 Indenture, which require such an offer to be made within 30 days of a change in control of DT USA or Dominion.

  On January 28, 1998, the expiration date for the 2003 Tender Offer and the 2006 Tender Offer, DT USA accepted for repurchase $145.6 million of 2003 Notes and $124.5 million of 2006 Notes. DT USA currently has $4.4 million aggregate principal amount of 2003 Notes and $0.3 million aggregate principal amount of 2006 Notes outstanding. DT USA repurchased $25,000 of 2003 Notes in the Change of Control Offer, which expired on March 17, 1998 and $0.2 million of 2006 Notes in a subsequent, privately negotiated transaction.

THE JUNE REFINANCING

  In the June Refinancing (the "June Refinancing"), the Company (i) refinanced its outstanding indebtedness under its 12 1/4% Senior Notes due 2002 (the "Senior Notes") by consummating (a) the June Offering and subsequent September Exchange Offer, and (b) the Senior Notes Tender Offer and Consent
Solicitation, and (ii) entered into the Credit Facility.

The Private Placement and September Exchange Offer

  On July 3, 1997, the Company issued $400 million of 9% Senior Subordinated Notes due 2007 (the "Privately Placed Notes") to Chase Securities Inc. ("Chase") in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act (the "Private Placement") pursuant to an indenture dated as of July 1, 1997 among the Company, the guarantors named therein and Harris Trust & Savings Bank, as trustee (the "9% Notes Indenture"). Chase subsequently placed the Privately Placed Notes with qualified institutional buyers in reliance under Rule 144A under the Securities Act. The Privately Placed Notes accrued interest from their original issuance date at the rate of 9% per annum, and had customary provisions with respect to redemption (including optional redemption in the first three years in connection with one or more public equity offerings), changes in control, ranking, asset sales and other restrictive covenants. The Privately Placed Notes were unsecured senior subordinated obligations of the Company and were subordinated in right of payment to all existing and future senior indebtedness of the Company.

  Pursuant to a Registration Statement on Form S-4 (Reg. No. 333-32605) filed with the Commission on August 1, 1997 and declared effective on September 3, 1997, the Company offered to exchange $1,000 principal amount of its 9% Senior Subordinated Notes due 2007, Series B (the "9% Notes") for each $1,000 principal amount outstanding of the Privately Placed Notes (the "September Exchange Offer"). The September Exchange Offer was undertaken to comply with certain Registration Rights granted to holders of the Original Notes in connection with the Private Placement pursuant to the Registration Rights Agreement dated July 3, 1997. The form and terms of the 9% Notes offered in the September Exchange Offer are the same as the form and terms of the Privately Placed Notes (which they replaced) except that (i) the 9% Notes bear a Series B designation, (ii) the 9% Notes have been registered under the Securities Act and, therefore, do not bear legends restricting the transfer thereof, and (iii) the holders of the 9% Notes are not entitled to any registration rights. The September Exchange Offer was consummated on October 3, 1997, with all $400 million principal amount of Privately Placed Notes being tendered for exchange. As a result, the Company currently has $400 million of 9% Notes outstanding; no Privately Placed Notes remain outstanding.

Senior Notes Tender Offer and Consent Solicitation

  In connection with the Private Placement, pursuant to an independent Offer to Purchase and Consent Solicitation Statement dated June 5, 1997, the Company offered to repurchase all, but not less than a majority, of its outstanding Senior Notes (the "Senior Notes Tender Offer and Consent Solicitation") at a price equal to $1,103.64 per $1,000 aggregate principal amount of Senior Notes. The price offered was equal to the present value on the payment date of $1,061.25 (the amount for which each Senior Note could be repurchased on July 15, 1998, its earliest call date) and any interest payments due from the payment date to such call date, discounted using the yield rate of a chosen reference security plus a fixed spread.

  The Company also solicited consents from the tendering holders of Senior Notes to certain proposed amendments to the Senior Notes indenture which eliminated substantially all of the protective covenants contained in that indenture. Holders who timely consented to the proposed amendments received a consent payment equal to 1% of their principal amount of Senior Notes ($10.00 per $1,000 principal amount). In response to the Senior Notes Tender Offer and Consent Solicitation, which was consummated on July 3, 1997, the Company received tenders of, and consents relating to, all of its outstanding Senior Notes.

Credit Facility

  As part of the June Refinancing, the Company and certain of its subsidiaries entered into revolving credit facilities (the "Credit Facility"), dated July 3, 1997, with a group of lenders and with Chase Bank, as administrative agent (the "Agent"), by amending and restating its original credit facility dated May 15, 1996. Prior to the amendment consummated in connection with the Nonwovens Acquisition, the Credit Facility provided for aggregate borrowings of up to $325.0 million in term and revolving commitments.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

  The unaudited pro forma financial information presents the pro forma combined statement of operations data of the Company for the year ended January 3, 1998 as if the June Refinancing and the Nonwovens Transactions had each occurred on December 29, 1996. The unaudited pro forma balance sheet data as of January 3, 1998 gives effect to the Nonwovens Transactions as of January 3, 1998. The unaudited pro forma financial information for the Nonwovens Business includes the results of an additional business acquired by the Company in the third quarter of 1997 not independently significant for disclosure purposes, and excludes a restructuring charge and certain other allocated costs. The unaudited pro forma financial information has been prepared on the basis of assumptions described in the notes thereto. The consideration paid for the Nonwovens Business has been allocated to the assets and liabilities of the business.

  The unaudited pro forma financial information does not purport to represent what the Company's financial position and results of operations would have been if the June Refinancing and the Nonwovens Transactions had actually been completed as of the date indicated and are not intended to project the Company's financial position or results of operations for any future period. The unaudited pro forma financial information should be read in conjunction with the respective historical financial statements of the Company and the Nonwovens Business and the related notes thereto included herein or separately filed with the Commission.

PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 3, 1998

                                 HISTORICAL
                          ------------------------
                                       NONWOVENS
                           COMPANY   BUSINESS FROM
                           FOR THE    OCTOBER 1,
                          YEAR ENDED 1996 THROUGH
                          JANUARY 3, SEPTEMBER 30,
                             1998        1997      ADJUSTMENTS        PRO FORMA
                          ---------- ------------- -----------        ---------
                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Net sales...............   $535,267    $213,565     $     --          $748,832
Cost of goods sold......    402,058     163,616       (5,179)(d)       560,495
                           --------    --------     --------          --------
Gross profit............    133,209      49,949        5,179           188,337
Selling, general and ad-
 ministrative expenses..     74,600      17,791        5,603 (a),(b)    97,994
                           --------    --------     --------          --------
 Operating income.......     58,609      32,158         (424)           90,343
Other expense:
 Interest expense, net..     30,499       7,684       24,290 (c)        62,473
 Holding (gain) on
  marketable securities.    (11,880)         --           --           (11,880)
 Foreign currency
  transaction loss, net.       (452)         --           --              (452)
 Income taxes...........     13,009       8,042       (8,588)(e)        12,463
                           --------    --------     --------          --------
Income before extraordi-
 nary item..............   $ 27,433    $ 16,432     $(16,126)         $ 27,739
                           ========    ========     ========          ========
Income before extraordi-
 nary item per common
 share..................   $   0.86                                   $   0.87
                           ========                                   ========
Average common shares
 outstanding............     32,000                                     32,000
                           ========                                   ========

            See Notes to Unaudited Pro Forma Financial Information.

            PRO FORMA CONDENSED BALANCE SHEET AS OF JANUARY 3, 1998

                                          HISTORICAL ADJUSTMENTS     PRO FORMA
                                          ---------- -----------     ----------
                                               (DOLLARS IN THOUSANDS)
ASSETS:
Current assets:
Cash and equivalents..................... $   50,190  $     --       $   50,190
Marketable securities....................      7,754        --            7,754
Accounts receivable, net.................    107,328        --          107,328
Inventories..............................     94,128        --           94,128
Deferred income taxes....................      4,161        --            4,161
Assets held for disposition, net.........    464,524   (464,524) (f)        --
Other....................................     26,985        --           26,985
                                          ----------  ---------      ----------
  Total current assets...................    755,070   (464,524)        290,546
Property, plant and equipment, net.......    606,260        --          606,260
Intangibles, loan acquisition and
 organization costs, net.................    229,391     31,320  (l)    260,711
Deferred income taxes....................      9,183        941  (k)     10,124
Other....................................     27,849        --           27,849
                                          ----------  ---------      ----------
  Total assets........................... $1,627,753  $(432,263)     $1,195,490
                                          ==========  =========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accounts payable......................... $   52,165  $     --       $   52,165
Accrued liabilities......................     52,133        --           52,133
Income taxes payable.....................      1,242        --            1,242
Deferred income taxes....................        284        --              284
Short-term bridge loan...................    425,945   (425,945) (g)        --
Current portion of long-term debt........      3,276        --            3,276
                                          ----------  ---------      ----------
                                             535,045   (425,945)        109,100
Long-term debt, net of current portion...    741,860     50,160  (i)    792,020
Deferred income taxes....................     82,213        --           82,213
Other noncurrent liabilities.............     14,815        --           14,815
Minority interest........................     54,730    (54,730) (h)        --
Shareholders' equity.....................    199,090     (1,748) (j)    197,342
                                          ----------  ---------      ----------
  Total liabilities and shareholders'
   equity................................ $1,627,753  $(432,263)     $1,195,490
                                          ==========  =========      ==========

            See Notes to Unaudited Pro Forma Financial Information.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a) Represents increase in amortization expense on assignment of
    purchase price of Nonwovens Business to intangible assets......  $   3,068
                                                                     =========
(b) Represents net increase in amortization expense related to additional costs incurred pursuant to the June Refinancing and
    the Nonwovens Acquisition......................................  $   2,535
                                                                     =========
(c) Represents estimated net increase in interest expense as a result of the June Refinancing and the Nonwovens Acquisition...  $  24,290
                                                                     =========
(d) Represents decrease in depreciation expense on assignment of purchase price of Nonwoven Business fair value of property, plant and equipment. Decrease in depreciation expense results from increase in depreciable lives of acquired business,
    consistent with those of the Company...........................  $  (5,179)
                                                                     =========
(e) Represents estimated income tax effect of (a), (b), (c), (d), and (e)........................................................  $  (8,588)
                                                                     =========
(f) Sale of Apparel Fabrics Business to Galey......................  $(464,524)
                                                                     =========
(g) Repayment of short-term bridge financing.......................  $(425,945)
                                                                     =========
(h) Elimination of minority interest...............................  $ (54,730)
                                                                     =========
(i) Represents net change in debt..................................  $  50,160
                                                                     =========
(j) Estimated write-off of loan acquisition costs..................  $  (1,748)
                                                                     =========
(k) Represents estimated tax benefit from extinguishment of debt...  $     941
                                                                     =========
(l) Represents estimated increase in intangibles, including related fees and expenses..............................................  $  31,320
                                                                     =========